Exhibit 99.1

GH RESEARCH PLC

Unaudited condensed consolidated interim statement of comprehensive loss

		Three months ended June 30,		Six months ended June 30,
		2025	2024	2025	2024
	Note	$’000	$’000	$’000	$’000
Operating expenses
Research and development	3	(8,958)	(9,755)	(16,810)	(18,413)
General and administration	3	(5,746)	(3,464)	(10,626)	(6,334)
Loss from operations		(14,704)	(13,219)	(27,436)	(24,747)

Finance income	4	3,074	2,555	5,833	5,225
Finance expense	4	(174)	(178)	(352)	(357)
Movement of expected credit loss		13	(3)	(6)	47
Foreign exchange gain		2,502	466	1,860	1,787
Total other income		5,415	2,840	7,335	6,702

Loss before tax		(9,289)	(10,379)	(20,101)	(18,045)
Tax charge/(credit)		-	-	-	-
Loss for the period		(9,289)	(10,379)	(20,101)	(18,045)

Other comprehensive (expense)/income
Items that may be reclassified to profit or loss
Fair value movement on marketable securities		(82)	(107)	(22)	(650)
Currency translation adjustment		457	(446)	989	(1,735)
Total comprehensive loss for the period		(8,914)	(10,932)	(19,134)	(20,430)

Attributable to owners:
Loss for the period		(9,289)	(10,379)	(20,101)	(18,045)
Total comprehensive loss for the period		(8,914)	(10,932)	(19,134)	(20,430)

Loss per share
Basic and diluted loss per share (in USD)	15	(0.15)	(0.20)	(0.33)	(0.35)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	1

GH RESEARCH PLC
Unaudited condensed consolidated interim statement of financial position

		At June 30,	At December 31,
		2025	2024
	Note	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	5	253,873	100,791
Other financial assets	5	-	19,387
Marketable securities	6	37,662	29,146
Other current assets	7	2,345	4,901
Total current assets		293,880	154,225
Non-current assets
Marketable securities	6	17,151	33,300
Property, plant and equipment		739	748
Other non-current assets	8	1,658	-
Total non-current assets		19,548	34,048
Total assets		313,428	188,273

LIABILITIES AND EQUITY
Current liabilities
Trade payables	9	3,447	3,741
Lease liability		364	255
Other current liabilities	10	6,155	4,957
Total current liabilities		9,966	8,953
Non-current liabilities
Lease liability		283	369
Total non-current liabilities		283	369
Total liabilities		10,249	9,322

Equity attributable to owners
Share capital		1,551	1,301
Additional paid-in capital		431,061	291,463
Other reserves		8,407	5,194
Foreign currency translation reserve		(11,572)	(12,561)
Accumulated deficit		(126,268)	(106,446)
Total equity		303,179	178,951
Total liabilities and equity		313,428	188,273

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	2

GH RESEARCH PLC
Unaudited condensed consolidated interim statement of changes in equity

	Attributable to owners
	Share capital	Additional paid-in capital	Other reserves	Foreign currency translation reserve	Accumulated deficit	Total
	$’000	$’000	$’000	$’000	$’000	$’000
At January 1, 2024	1,301	291,463	4,651	(10,507)	(67,940)	218,968
Loss for the period	-	-	-	-	(18,045)	(18,045)
Other comprehensive expense	-	-	(650)	(1,735)	-	(2,385)
Total comprehensive loss for the period	-	-	(650)	(1,735)	(18,045)	(20,430)
Share-based compensation expense	-	-	139	-	-	139
Transfer of share options	-	-	(427)	-	427	-
Total transactions with owners	-	-	(288)	-	427	139
At June 30, 2024	1,301	291,463	3,713	(12,242)	(85,558)	198,677

At January 1, 2025	1,301	291,463	5,194	(12,561)	(106,446)	178,951
Loss for the period	-	-	-	-	(20,101)	(20,101)
Other comprehensive (expense)/income	-	-	(22)	989	-	967
Total comprehensive loss for the period	-	-	(22)	989	(20,101)	(19,134)
Share-based compensation expense	-	-	3,514	-	-	3,514
Transfer of share options	-	-	(269)	-	269	-
Share option exercises	-	-	(10)	-	10	-
Issue of share capital	250	139,598	-	-	-	139,848
Total transactions with owners	250	139,598	3,235	-	279	143,362
At June 30, 2025	1,551	431,061	8,407	(11,572)	(126,268)	303,179

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	3

GH RESEARCH PLC
Unaudited condensed consolidated interim statement of cash flows

	Six months ended June 30,
	2025	2024
	$’000	$’000
Cash flows from operating activities
Loss for the period	(20,101)	(18,045)
Depreciation	158	158
Share-based compensation expense	3,514	139
Finance income	(5,833)	(5,225)
Finance expense	352	357
Movement of expected credit loss	6	(47)
Foreign exchange gain	(1,860)	(1,787)
Movement in working capital	1,369	2,237
Cash flows used in operating activities	(22,395)	(22,213)
Finance expense paid	(360)	(366)
Finance income received	5,215	3,047
Net cash used in operating activities	(17,540)	(19,532)

Cash flows from investing activities
Purchase of property, plant and equipment	(63)	(20)
Proceeds from sale of other financial assets	19,585	15,000
Proceeds from redemptions and disposals of marketable securities	8,026	13,540
Cash flows from investing activities	27,548	28,520

Cash flows from financing activities
Payment of lease liability	(63)	(185)
Proceeds from equity public offering	150,000	-
Transaction costs from equity public offering	(10,152)	-
Net cash flows from/(used in) financing activities	139,785	(185)

Net increase in cash and cash equivalents	149,793	8,803
Cash and cash equivalents at the beginning of the period	100,791	78,420
Impact of foreign exchange on cash and cash equivalents	3,289	(92)
Cash and cash equivalents at the end of the period	253,873	87,131

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	4

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Corporate information

GH Research PLC (the “Company”) was incorporated on March 29, 2021. The registered office of the Company is located at Joshua Dawson House, Dawson Street, Dublin 2, Ireland.

The Company is a clinical-stage biopharmaceutical company dedicated to transforming the lives of patients by developing a practice-changing treatment in depression. Its initial focus is on developing the novel and proprietary mebufotenin therapies for the treatment of patients with Treatment Resistant Depression, or TRD. Its portfolio currently includes GH001, a proprietary inhalable mebufotenin product candidate and GH002, a proprietary intravenous mebufotenin product candidate.

On February 6, 2025, the Company completed a public offering on the Nasdaq Global Market (“Nasdaq”) in which it issued and sold an aggregate of 10,000,000 ordinary shares at $15.00 per share. The net proceeds of the offering were $139.8 million, after deducting underwriting discounts and directly attributable transaction costs of $10.2 million.

These unaudited condensed consolidated interim financial statements were presented to the board of directors and approved by them for issue on August 7, 2025.

2.	Basis of preparation, significant judgments, and accounting policies

Basis of preparation

Compliance with International Financial Reporting Standards
The unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2025, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2024, which were prepared in accordance with IFRS Accounting Standards as adopted by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements are presented in U.S. dollar (“USD” or “$”), which is the Company’s functional currency and the Group’s presentation currency.

The financial information presented in this interim report does not represent full statutory accounts as defined by the Companies Act 2014. The statutory accounts of GH Research PLC for the year ended December 31, 2024, are expected to be filed with the Companies Registration Office by November 26, 2025.

New and amended IFRS standards
There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2025, that are relevant to the Group and that have had any material impact in the interim period. The review of the impact of new standards on the Group’s financial statements which are not yet effective and which have not been early adopted by the Group is ongoing. This includes IFRS 18 “Presentation and Disclosure in Financial Statements”. IFRS 18 will replace IAS 1 “Presentation of financial statements”, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impact on presentation and disclosure is expected to be extensive. Management is currently assessing the detailed implications of applying the new standard on the Group’s financial statements.

Going concern basis
GH Research is a clinical-stage biopharmaceutical company developing innovative therapeutics. The Group is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. Research and development expenses have been incurred from the start of the Group’s activities, generating negative cash flows from operating activities since formation.

Since its incorporation, the Group has funded its growth through capital increases. The Group has no bank loans or other debt outstanding, except lease liabilities, as of June 30, 2025. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans.

As of June 30, 2025, the Group’s cash and cash equivalents amounted to $253.9 million (December 31, 2024: $100.8 million). The Group also held marketable securities of $54.8 million and other financial assets of $nil as of June 30, 2025, (December 31, 2024: marketable securities of $62.4 million and other financial assets of $19.4 million). The marketable securities held by the Group are quoted in active markets and are an additional source of liquidity.

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
The board of directors believes that the Group has sufficient financial resources available to cover its planned cash outflows for at least the next twelve months from the date of issuance of these unaudited condensed consolidated interim financial statements. The Group, therefore, continues to adopt the going concern basis in preparing its unaudited condensed consolidated interim financial statements.

Use of estimates and judgments
The preparation of the unaudited condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are as follows:

Share-based compensation expense
In preparing the share based-compensation expense in prior periods, the expected volatility assumption was based on selected volatility determined by median values observed among other comparable public companies.
In preparing the share-based compensation expense for these unaudited condensed consolidated interim financial statements, the Group has used a blended rate taking into account its own historical volatility alongside other comparable public companies. This change has been made due to the historical share price information now available for the Group. Judgment has been applied, for all periods presented, in the selection of comparable public companies and of the relevant period of observation used to determine the values.
Research and development tax credits
In the three and six months ended June 30, 2025, an amount of $0.4 million and $1.6 million, respectively, have been recognized relating to research and development tax credits (three and six months ended June 30, 2024, $nil and $0.8 million, respectively). Included in this amount is an estimate of the claim for the year ended December 31, 2024, and for the six months ended June 30, 2025.
A portion of the research and development tax credit claimed remains unrecognized at June 30, 2025, as management has assessed that some uncertainty remains and therefore, reasonable assurance has not been achieved. Reasonable assurance is achieved using internal experience, judgment and assistance from our professional advisors. If the portion of the research and development tax credit which remains unrecognized at June 30, 2025, increased or decreased by 5%, this would not have a material impact on the financial statements.
Aside from those highlighted above, in preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are consistent with those that applied in the preparation of the consolidated financial statements for the year ended December 31, 2024.

Accounting policies
The accounting policies, presentation and methods of computation followed in the unaudited condensed consolidated interim financial statements are consistent with those applied in the Group’s most recent annual financial statements and have been applied consistently to all periods presented in the unaudited condensed consolidated interim financial statements.

Current and deferred income tax
The interim income tax expense is calculated based on the Company’s estimate of the weighted average effective annual income tax rate expected for the full year. The current and deferred income tax charge was $nil for the three and six months ended June 30, 2025 and 2024, which is in line with the Company’s estimate for the full year. No deferred tax assets have been recognized as there is no certainty that sufficient taxable profits will be generated within the required timeframe to be able to utilize these tax loss carry-forwards in full.

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
Segment reporting
Management considers the Group to have only a single segment: Research and Development (“R&D”). This is consistent with the way that information is reported internally within the Group for the purpose of allocating resources and assessing performance.

3.	Expenses by nature

The following table provides the consolidated statement of comprehensive loss classification of our expense by nature:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$’000	$’000	$’000	$’000
External research and development expenses	6,085	7,876	11,507	14,923
Employee expenses[1,3]	2,857	1,810	5,242	3,358
Depreciation	7	5	13	11
Other expenses	9	64	48	121
Total research and development expenses	8,958	9,755	16,810	18,413

External costs	3,694	2,322	6,563	4,237
Employee expenses[2,3]	1,977	1,069	3,918	1,950
Depreciation	75	73	145	147
Total general and administrative expenses	5,746	3,464	10,626	6,334
Total operating expenses	14,704	13,219	27,436	24,747

1Included in employee expenses is a share based compensation expense of $0.8 million and $1.5 million for the three and six months ended June 30, 2025, respectively, relating to employees in the research and development department (three and six months ended June 30, 2024, credit of $0.1 million and expense of $0.1 million, respectively).

2Included in employee expenses is share based compensation expense of $1.0 million and $2.0 million for the three and six months ended June 30, 2025, respectively, relating to employees in the general and administrative department (three and six months ended June 30, 2024, credit of $8 thousand and expense $0.1 million, respectively).

3Includes termination expenses incurred in the period.

Foreign exchange gain

Foreign exchange gain of $2.5 million for the three months ended June 30, 2025 (foreign exchange gain of $0.5 million for the three months ended June 30, 2024), and foreign exchange gain of $1.9 million for the six months ended June 30, 2025 (foreign exchange gain of $1.8 million for the six months ended June 30, 2024) consists primarily of gains and losses related to the translation of the Group’s assets and liabilities from their denominated currencies into the functional currency of each entity.

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
4.	Finance income and expense

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$’000	$’000	$’000	$’000
Finance income
Finance income on cash, cash equivalents and other financial assets	596	522	1,888	1,080
Gain on cash equivalents and other financial assets at fair value through profit and loss (“FVTPL”)	1,819	1,081	2,564	2,138
Interest income under effective interest rate method at fair value through other comprehensive income (“FVOCI”)	659	952	1,381	2,007
Finance income	3,074	2,555	5,833	5,225

Finance expense
Finance expense on investments	(165)	(165)	(333)	(331)
Finance expense on lease liability	(9)	(13)	(19)	(26)
Finance expense	(174)	(178)	(352)	(357)

5.	Cash and cash equivalents

	June 30,	December 31,
	2025	2024
	$’000	$’000
Cash at bank and in hand	31,673	28,577
Cash equivalents	222,200	72,214
	253,873	100,791

During the six months ended June 30, 2025, proceeds of $19.6 million were received from the sale of other financial assets which were used to fund the operating activities of the Group, and proceeds of $8.0 million were received from the redemption of marketable securities, which includes accrued interest. On redemption of the marketable securities, the funds are invested in cash equivalents.

6.	Marketable securities

Marketable securities
$’000
Fair value
At January 1, 2025	62,446
Accrued interest	1,381
Interest received	(346)
Redemptions and disposals of marketable securities	(8,640)
Revaluation adjustment	(28)
At June 30, 2025	54,813

At June 30, 2025, the Group’s marketable securities mature at varying dates within the next two years.

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
The movement through OCI for the three and six months ended June 30, 2025, and June 30, 2024, is shown in the table below:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$’000	$’000	$’000	$’000
Revaluation adjustments	(69)	(110)	(28)	(603)
Movement of expected credit losses on assets measured at FVOCI	(13)	3	6	(47)
Movement on marketable securities through OCI	(82)	(107)	(22)	(650)

7.	Other current assets

Other current assets primarily represent prepayments and research and development tax credit receivable.

8.	Other non-current assets

Other non-current assets represent research and development tax credit receivable.

9.	Trade payables

Trade payables primarily represents amounts incurred for the provision of manufacturing, research and consulting services and professional fees, which are outstanding at the end of the period. Trade payables are due to be settled at different times within 12 months.

10.	Other current liabilities

Other current liabilities primarily represent accruals for operating expenses and employee tax payable and are expected to be settled within one year.

11.	Share capital

On February 6, 2025, GH Research PLC completed a public offering on the Nasdaq in which it issued and sold an aggregate of 10,000,000 ordinary shares at $15.00 per share. The net proceeds of the public offering were $139.8 million, after deducting underwriting discounts and directly attributable transaction costs of $10.2 million.

Number of outstanding shares
At December 31, 2024	52,028,145
Share issue from public offering	10,000,000
Share option exercise	1,250
At June 30, 2025	62,029,395

12.	Contingencies

As of June 30, 2025, there were no material contingencies which required adjustment or disclosure in the unaudited condensed consolidated interim financial statements (2024: none).

13.	Share based compensation

Share Options
In June 2021, the Company adopted a share option plan referred to herein as the Share Option Plan under which grants of options are made to eligible participants. The Company initially reserved 1,202,734 ordinary shares for future issuance under the Share Option Plan, which includes ordinary shares pursuant to share-based equity awards issued to date. As of June 30, 2025, the total number of ordinary shares which may be issued under the Share Option Plan was 3,721,251 and the Company has 1,242,042 ordinary shares available for the future issuance of share-based equity awards.

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
Under the Share Option Plan, the options may be settled only in ordinary shares of the Company. Therefore, the grants of share options under the Share Option Plan have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants.

During the three and six months ended June 30, 2025, the Company granted the option to purchase 565,200 and 637,000 ordinary shares which were in line with the general terms of the Share Option Plan. Of the share options granted in the three and six months ended June 30, 2025, 480,000 and 495,000 share options, respectively, were granted which vest 25% on the first anniversary of the date of the grant, and thereafter evenly on a monthly basis over the subsequent three years. The contractual term (expiration) of these share options is seven years from the grant date with an exercise price of $0.025. All other share options granted during the three and six months ended June 30, 2025, vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years and are subject to a two year service condition. The contractual term (expiration) of these share options is eight years from the grant date with an exercise price of the closing market price on the day prior to the grant.

The following table summarizes the share option awards outstanding as of June 30, 2025:

	Average exercise price per share in USD	Number of awards	Weighted average remaining life in years
At December 31, 2024	3.95	1,869,547	6.56
Granted	2.42	637,000	7.07
Forfeited	11.92	(34,634)	5.17
Exercised	0.03	(1,250)	4.83
At June 30, 2025[1]	3.44	2,470,663	6.33

1 287,464 of the awards outstanding as of June 30, 2025, were exercisable.

The weighted average grant date fair value of awards granted during the three and six months ended June 30, 2025, was $10.68 and $10.32 per award, respectively.

The fair values of the options granted were determined on the date of the grant using the Black-Scholes option-pricing model. The fair values of the options granted during the three and six months ended June 30, 2025, were determined on the date of the grant using the following assumptions:

	Three months ended June 30, 2025	Six months ended June 30, 2025
Share price, in USD	10.16 - 12.72	7.91 - 12.72
Strike price, in USD (weighted average)	1.82	2.42
Expected volatility	91% - 92%	83% - 92%
Award life (weighted average)	5.6	5.6
Expected dividends	-	-
Risk-free interest rate	3.90% - 4.19%	3.90% - 4.47%

As explained in note 2 “Basis of preparation, significant judgments, and accounting policies” the expected volatility for the three and six months ended June 30, 2025, is based on a blended rate of historical volatility observed among other comparable public companies and the Company’s own historical volatility. The expected volatility for the three and six months ended June 30, 2024, was based on selected volatility determined by median values observed among other comparable public companies.

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
The award life is based on the time interval between the date of grant and the date during the life of the share option after which, when making the grant, the Company expected on average that participants would exercise their options.

As of June 30, 2025, Other Reserves within equity includes $8.1 million (December 31, 2024: $4.9 million) relating to the Group’s Share Option Plan. Balances which relate to forfeited awards which had previously vested are transferred from Other Reserves to Accumulated Deficit. The amount of expense for all awards recognized for services received during the three months ended June 30, 2025, was $1.9 million (three months ended June 30, 2024: credit of $0.1 million) and for the six months ended June 30, 2025, was an expense of $3.5 million (six months ended June 30, 2024: expense of $0.1 million).

14.	Related party disclosures

Other than share options granted to key management of 480,000 in the three months ended June 30, 2025, there have been no transactions in the three or six months ended June 30, 2025 (three or six months ended June 30, 2024: nil) with related parties that had a material effect on the financial position or performance of the Group.

15.	Loss per share

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Loss attributable to shareholders (in $’000)	(9,289)	(10,379)	(20,101)	(18,045)
Weighted average number of shares in issue	62,028,736	52,028,145	60,039,492	52,028,145
Basic and diluted loss per share (in USD)	(0.15)	(0.20)	(0.33)	(0.35)

For the three months ended June 30, 2025, and the six months ended June 30, 2025, and 2024, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the Share Option Plan, as the effect of including those shares would be anti-dilutive.

16.	Events after the reporting date

In July 2025, the Group received a communication from the U.S. Food and Drug Administration (FDA) relating to its complete response to the clinical hold of its Investigational New Drug Application (IND) for GH001. The status of the IND remains unchanged, and the Group continues to work to resolve the clinical hold.